Click Here for Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF1934

For the month of February 2003

Valley of the Doce River Company
(Translation of Registrant's name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__)

Table of Contents:

US GAAP Press Release 2002

Brazilian GAAP Press Release 2002

Back to Contents

Press Release 2002 PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2002

The financial and operational information contained in this press release, except whether otherwise indicated, is based on consolidated figures, according to generally accepted accounting principles in the United States of America (“US GAAP”). The main subsidiaries of CVRD which composes these consolidated figures are: RDME, Sibra, Ferteco, Urucum Mineração, Pará Pigmentos, Docenave, Aluvale, Alunorte, Florestas Rio Doce, Celmar, Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce Finance International.

Rio de Janeiro, February 26, 2003 – Companhia Vale do Rio Doce (CVRD) recorded a net profit of US$ 680 million in 2002, the equivalent to US$ 1.77 per share, compared to US$ 1.29 billion in 2001. In fourth quarter of 2002 (4Q02) the Company obtained net earnings of US$ 569 million, corresponding to US$ 1.48 per share.

Operating profit in 2002 amounted to US$ 1.38 billion. However, the 52.3% appreciation of the US dollar (USD) during the year against the Real (BRL) had a significant negative effect on net earnings. The volatility in the exchange rate provoked a loss of US$ 580 million due to the impact on net debt denominated in USD (net debt minus assets abroad).

If we were to disregard the capital gains from the sale of assets, which are of a non-recurring nature, net earnings in 2002 (pro forma earnings) would have been US$ 631 million, compared to US$ 503 million in 2001.

US$ 602 million was paid out to shareholders in the form of interest on shareholders equity, US$ 0.98 per share on April 30 and US$ 0.70 on December 10. The dividend yield, measured in USD, amounted to 6.8%.

Total shareholder return (TSR), the measurement which best indicates value creation as it incorporates the effect of share price variation and dividends paid, amounted to 24.2% in 2002, an excellent level of remuneration against a background global scenario of low returns and uncertainty. Over the period 1998/2002 TSR amounted to 14.4% per year.

Despite the slow recovery in the global economy and the fall in iron ore and pellet prices, CVRD set several new records in terms of sales, revenues and cash generation.

Volumes sold of iron ore and pellets, ferro-alloys, potash and alumina, all reached record levels, as did the transport of general cargo by railroads for clients.

1

Back to Contents

2 US GAAP 2002

Shipments of iron ore and pellets amounted to 164.1 million tons, up 10.4% in relation to 2001. Ferro-alloys sales totalled 522,000 tons, compared to just 252,000 in 2001, when power rationing forced a cut in production in Brazil. Sales of potash amounted to 731,000 tons, an increase of 45.3% in relation to the previous year. Total sales of alumina, produced by Alunorte, amounted to 1.64 million tons compared to 1.595 million in 2001.

The transport of general cargo (cargo other than iron ore and pellets), carried by the Vitória to Minas (EFVM) and Carajás (EFC) railroads, amounted to 14.7 billion net ton kilometres (ntk), an increase of 14.0% compared to 2001.

Net revenues of US$ 4.113 billion were 4.5% higher than in 2001, the highest level since the Company began to release its financial statements in US GAAP. Cash generation as measured by EBITDA (earnings before interest taxation depreciation and amortization) amounted to US$ 1.789 billion, which also constituted a new record. The EBITDA/net revenues ratio was 43.5% in 2002.

CVRD's capital expenditure, measured in accordance with US GAAP criteria, totalled US$ 898.2 million in 2002, the major tranche of this, US$ 435.1 million, going towards the financing of projects.

The year 2002 saw the inauguration of the São Luís pellet plant at the port of Ponta da Madeira, in the state of Maranhão, which has a production capacity of 6 million tons a year. The commercial operation of this plant began in the second half of the year. The Funil hydroelectric plant, located in the state of Minas Gerais, in which CVRD holds a 51% stake, entered into service at the end of 2002. Funil has an installed capacity of 180 MW.

At the end of December 2002, the Company's total debt amounted to US$ 3.331 billion, slightly higher than the level of US$ 3.244 billion registered as of December 31, 2001. The cash holdings at the end of last year amounted to US$ 1.091 billion.

In 4Q02, CVRD obtained net earnings of US$ 569 million, more than compensating for the losses incurred in the two previous quarters, which were caused by monetary variation - resulting from the depreciation in the BRL. EBITDA reached US$ 406 million in 4Q02 and EBITDA margin, 39.1%.

RELEVANT EVENTS IN 4Q02

Public Offering for the Shares of Companhia Paulista de Ferro Ligas

On November 26, 2002 an auction was held on BOVESPA for the repurchase of shares in Companhia Paulista de Ferro Ligas (CPFL), a producer of ferro-alloys controlled by CVRD. 80% of the shares in circulation were acquired, which corresponds to 4.94% of the total capital of CPFL. The amount involved in the operation was R$ 7,896,117.09. The delisting of CPFL was authorized by CVM (Brazilian securities and exchange commission) in December 2002.

ISO 14001

In November 2002, the iron ore mines at Itabira received ISO 14001 certification for their Environmental Quality Control System. With this, all CVRD's main operations now hold the ISO 14001 certificate.

Strategic moves in the steel industry

CVRD, together with Arcelor, made a joint proposal for the acquisition of Acesita’s stake in Companhia Siderúrgica de Tubarão (CST). This transaction involves an agreement which allows the sale of CVRD's stake in CST from 2007. At the same time, the agreement guarantees approval by CST’s controlling shareholders, for a project to construct a third blast furnace. Therefore, the temporarily increase in stake that CVRD holds in CST has, in counterpart, achieved greater liquidity in terms of its shareholding and a

Back to Contents

3 US GAAP 2002

significant increase in its sales of iron ore and pellets to this company from 2006, which is consistent with CVRD’s strategy of focusing on its core mining businesses.

Logistics Joint Venture

CVRD has formed a partnership with Mitsui, a global Japanese player in logistics markets, for the development of an inter-modal transport business. Mitsui will contribute technology and know-how in the area of container warehousing management and the creation of a feeder service - the loading of containers for international maritime shipping.

Dividends

Under the established Dividend Policy, on January 30, 2003 the Company's Executive Board presented to the Board of Directors a proposal for the payment of dividends and/or interest on equity to its shareholders, of the minimum amount of US$ 400 million, which corresponds to US$ 1.04 per share, to be made in two equal tranches, on April 30 and October 31, 2003, respectively.

Acquisition of Rana

In February 2003, CVRD acquired full control of Elkem Rana, located in the industrial park of Mo i Rana, in Norway, for approximately US$ 17.6 million. The company, whose name will be changed to Rio Doce Manganese Norway, has a plant which produced ferro chrome alloys up to June 2002. In 2003 it will start to produce manganese ferro alloys, allowing CVRD to expand its ferro-alloy activities in Continental Europe, where its subsidiary Rio Doce Manganese Europe already operates a manganese-alloy producing plant in Dunkirk, France.

SHORT TERM PROSPECTS

The global economy continues in a convalescence phase, with nominal and real interest rates remaining at historically low levels, while the USD continues to show a weakening trend against a reference basket of currencies. One of the implications of the depreciation in the USD is the likely positive effect on metal prices, seeing that there is negative correlation between the value of the US dollar and the prices of these commodities.

The US economy is issuing mixed signals in terms of its recovery, the Eurozone appears to be entering a phase of even more modest growth and Japan has proved unable to emerge from a stagnant economy.

The main macro-economic effect of a possible war against Iraq, reflected in the rise in oil prices, appears to have been partially anticipated by the markets, causing a supply shock to the global economy. However, depending on the intensity and the duration of this effect, the recovery phase in the global economy could see a reversal, resulting in a recession such as that which occurred at the beginning of the nineties.

On the other hand, the rapid economic growth in China and the phase through which that country’s economy is passing, is influencing minerals and metals markets disproportionally compared to China's relative importance in global GDP terms. Increasing income levels are allowing growing numbers of its population access to consumer durables, whose manufacture employs the intense use of metals such as steel, aluminum and copper. At the same time, the country is implementing a substantial investment program in infrastructure and housing, also requiring a highly intensive use of these metals. As a consequence, it is estimated that China is currently responsible for 15% of global metal consumption.

The extraordinary expansion in the consumption of steel and the need to substitute the use of domestic iron ore with the imported variety, has led China to dramatically increase its purchases of ore, which grew by approximately 20 million tons in 2002.

Back to Contents

4 US GAAP 2002

We estimate that for 2002, the seaborne trade of iron ore will have set a new record of approximately 475 million tons. For 2003, it is estimated that there will be global demand, principally driven by China, of some 500 million tons. Already in the first month of 2003 global production of crude steel, according to the IISI (International Institute for Steel and Iron), is showing an increase of 10.7% in relation to January 2002, which is a good indication of the pressure of demand for iron ore.

Catering to this demand will encounter certain limitations, both in terms of production capacity at the iron ore mines, as well as in logistics. CVRD is operating at full capacity, and only modest expansion is predicted in the level of shipments for 2003, fuelled principally by the ramping up of production at the São Luiz pellet plant.

In the case of alumina, the situation is similar. In order to sustain growth in aluminum production, China has more than doubled its imports of alumina between 2000 and 2002, and continuing growth in demand is contributing to the rise in prices.

Stage 3 of Alunorte, the alumina refinery controlled by CVRD, which increases the company's production capacity by 2.4 million tons a year, entered its experimental operational phase at the end of January. The Company intends to invest in the construction of stagess 4 and 5, increasing Alunorte’s capacity to 4.2 million tons.

In the logistics market, CVRD has significantly increased investment in the purchase of locomotives and wagons to meet demand for its services, seeing that it already has contracts which will ensure the full use of the equipment being ordered.

SALES VOLUMES AND REVENUES

Iron ore and pellet shipments amounted to 164.1 million tons in 2002, up 10.4% on the volume of 148.7 million tons recorded in 2001.

Sales in 4Q02 set a new quarterly record, of 44.0 million tons, up 3.7% in relation to the previous quarter, and up 15.7% in relation to 4Q01.

Sales of iron ore in 2002 amounted to 143.6 million tons compared to 130.8 million tons in 2001, an increase of 9.8%. The expansion seen in the sales of pellets was greater in percentage terms, 14.8%, rising from 17.9 million tons to 20.6 million tons in 2002.

The average price of iron ore in 2002 was US$ 14.95 per ton, and for pellets, US$ 32.73 per ton.

VOLUME SOLD - IRON ORE AND PELLETS
thousand tons
	4Q 01	3Q 02	4Q 02	2001	%	2002	%
Iron Ore	32,926	37,541	37,071	130,823	87.9	143,576	87.5
Pellets	5,060	4,847	6,889	17,931	12.1	20,577	12.5
Total	37,986	42,388	43,960	148,754	100.0	164,153	100.0

The volume sold of manganese ore to clients amounted to 665,000 tons, with ferro-alloy shipments reaching a record level of 522,000 tons.

The transport of general cargo by EFC and EFVM amounted to 14.7 billion net ton kilometres (ntk) in 2002. Despite the fact that most of the general cargo that CVRD transported by railroad was associated with the steel industry, the most dynamic segment of the business is in the area of agricultural products. The growth in the transport of soybeans and soybean flour along the integrated transport links: FCA-EFVM-Tubarão port complex, and Norte-Sul Railroad (State Railway operated by CVRD) – EFC – port

Back to Contents

5 US GAAP 2002

of Ponta da Madeira, is fuelling a large part of the railfreight expansion. Inter-modal transport, exploiting the connections between highway transport, rail, ports and coastal shipping, is also a significant source of growth.

Fuel consumption by CVRD's railway network, as measured in litres per 1000 gross ton kilometres (gtk) was down by 6% in 2002, contributing to a reduction in operating costs.

At CVRD’s ports, 26.3 million tons of general cargo were handled in 2002, compared with 21.7 million tons in the previous year.

VOLUME SOLD - GENERAL CARGO RAILROAD TRANSPORTATION
million ntk
	4Q 01	3Q 02	4Q 02	2001	2002
EFVM	2,791	3,049	2,968	11,081	11,561
EFC	423	841	819	1,819	3,172
Total	3,214	3,890	3,787	12,900	14,733

Due to the closure of the Igarapé Bahia mine at the end of June 2002, sales of gold have fallen sharply. CVRD sold 331,479 ounces in 2002, compared to 508,472 ounces in 2001. The Fazenda Brasileiro mine, the only gold mine in operation at the moment, is expected to end operations at the end of 2004.

Sales of alumina, by Alunorte, amounted to 1.64 million tons at an average price of US$ 164 per ton. However, only from 3Q02 did the operating and financial results of this company form part of the consolidated figures.

Potash sales, of 731,000 tons, were up 45.3% compared to 2001. The Taquari –Vassouras mine operated above the nominal capacity and existing inventory was used to meet the growth in demand.

Gross operating revenues amounted to US$ 4.272 billion, an increase of 4.8% compared to the previous year.

VOLUME SOLD – OTHER PRODUCTS
thousand tons
	4Q 01	3Q 02	4Q 02	2001	2002
Gold (troy ounces)	141,144	63,531	40,639	508,472	331,479
Manganese	na	213	123	913	665
Ferro-alloys	na	176	153	252	522
Alumina	57	348	502	169	989
Aluminum	32	49	51	153	196
Bauxite	283	398	180	862	1,125
Potash	95	223	203	503	731
Kaolin	87	112	95	317	330

Sales of iron ore and pellets were responsible for revenues of US$ 2.820 billion, up 8.5% on 2001. Due to the consolidation of Alunorte, which in turn implied the consolidation of US$ 126 million in revenues, and the increase in the volume sold of bauxite, alumina and primary aluminum, revenues from the aluminum businesses amounted to US$ 462 million, an increase of US$ 178 million relatively to 2001.

Revenues from logistics services, of US$ 458 million, fell for the second year running, having been US$ 608 million in 2001 and US$ 760 million in 2000. Three main factors were responsible for this trend: (a) the logistics business is a local business with the price of its services denominated in BRL, whose value in USD terms has depreciated by 44.7% since the end of 2000; (b) CVRD acquired control of iron ore mining companies - Samitri and Ferteco - which were clients of EFVM, which implied a fall in revenues of around US$ 20 million in 2002; (c) Docenave is stopping to carry out dry bulk cargo, dictated by strategic guidelines, which represents a loss in revenues of US$ 140 million in 2002.

Back to Contents

6 US GAAP 2002

Nonetheless, this trend, as indicated by the strong growth in logistics services is likely to see a reversal, unless the BRL continues to devalue against the USD, which we consider to be unlikely.

In summary, iron ore was responsible for 50% of total revenues, pellets for 16%, aluminum for 11%, logistics for 11%, manganese and ferro-alloys 6%, and potash, kaolin, gold and others, 6%.

Around 89% of gross sales in 2002 was either denominated or indexed to the USD, with only 11% being denominated in BRL.

GROSS REVENUES BY PRODUCT
US$ million
	4Q 01	3Q 02	4Q 02	2001	%	2002	%
Iron Ore	584	513	539	2,003	49.1%	2,147	50.3%
Pellets	79	196	203	597	14.6%	673	15.8%
Gold	39	21	13	139	3.4%	103	2.4%
Logistics	144	128	88	608	14.9%	458	10.7%
Aluminum. Alumina and Bauxite	60	144	152	284	7.0%	462	10.8%
Manganese and Ferro-alloys	59	78	67	259	6.4%	283	6.6%
Potash	13	27	24	71	1.7%	91	2.1%
Kaolin	8	13	2	41	1.0%	35	0.8%
Wood and Pulp	1	-	-	54	1.3%	-	0.0%
Others	(9)	13	(7)	21	0.5%	20	0.5%
Total	978	1,133	1,081	4,077	100.0%	4,272	100.0%

GROSS REVENUES BY DESTINATION
US$ million
	4Q 01	3Q 02	4Q 02	2001	%	2002	%
Domestic Market	300	391	250	1,283	31.5%	1,279	29.9%
Foreign Market	678	742	831	2,794	68.5%	2,993	70.1%
United States	128	70	101	415	10.2%	266	6.2%
Europe	281	379	339	1,084	28.8%	1,444	33.8%
Middle East and Africa	105	51	68	200	4.9%	193	4.5%
Japan	90	63	72	392	7.4%	266	6.2%
Asia except Japan	69	117	125	509	12.5%	519	12.1%
Latin America and others	5	62	126	194	4.8%	305	7.1%
Total	978	1,133	1,081	4,077	100.0%	4,272	100.0%

NET EARNINGS PERFORMANCE IN 2002

The net earnings obtained in 2002, of US$ 680 million, represented a fall of 47.2% in relation to the earnings reported of US$ 1.287 billion in 2001. However, as mentioned previously, if adjustments are made for the capital gains resulting from the sale of assets (CSN, Bahia Sul and Cenibra in 2001 and Florestas Rio Doce in 2002), which are of a non-recurring nature, the pro forma profit in 2002 amounted to US$ 631 million compared to US$ 503 million in 2001.

The following factors contributed negatively to the results in 2002: (a) an increase in taxes, with the levying of Cofins on the sales of iron ore to the domestic market; (b) an increase of US$ 7 million in mineral exploration and technological development expenses; (c) realised losses in the derivative operations used to hedge against volatility in interest rates, commodity prices (gold and aluminum) and exchange rate (yen/USD) of US$ 92 million; (d) provision of US$ 40 million due to the anticipation of the closing of the Fazenda Brasileiro gold mine, from 2009 to 2004; (e) an additional negative effect of

Back to Contents

7 US GAAP 2002

US$ 154 million in monetary variation on liabilities, caused by the devaluation of the BRL in relation to the USD; (f) an increase of US$ 54 million in provisions for losses on investments, influence principally by the write-off of the US$ 86 million premium paid for the acquisition of control of Caemi.

Losses realised with derivatives to hedge against fluctuation in gold price, of US$ 22 million, afected operating costs. Loss with transactions to protect against Libor fluctuation, of US$ 68 million, are accounted as financial expenses. In the case of loss with currency fluctuation, the result, US$ 2 million, were allocated as monetary variation.

On the positive side, of note is the strong increase of US$ 195 million in gross operating revenues; the reduction, despite the strong increase in sales, of US$ 19 million in the cost of goods sold; the drop of US$ 17 million in sales, general and administrative expenses; and the increase of US$ 21 million in equity income generated by non-consolidated companies.

COST OF GOODS SOLD
US$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Personnel	59	58	54	243	231
Materials	113	114	123	427	459
Outsourced Services	131	98	105	415	360
Acquisition of Iron Ore and Pellets	180	140	165	752	692
Acquisition of bauxite	-	31	32	-	74
Depreciation and Depletion	63	62	31	252	250
Others	11	47	62	183	187
Total	557	550	572	2,272	2,253

The profit recorded in 4Q02, of US$ 569 million, was mainly driven by the reversal of the monetary variation effect on foreign currency denominated loans of US$ 757 million, caused by the 9.3% depreciation of the USD relative to the BRL between 30 September and 31 December 2002. Besides that, there was a partial reversion of the provision made in the 3Q02 due to the obligation granted to VALIA - CVRD’s pension fund - of a return of 6% per year plus IGP-DI on the value of CSN shares transferred to the pension fund in March 2001. The reversion of US$ 41 million was made given that CSN shares traded at the BOVESPA, closed the year at R$ 51.06, very close to the price set in the contract, of R$ 51.14 per share at that date. As a result, only R$ 1 million was left provisioned.

CASH GENERATION

Free cash flow (operational cash flow minus investments) generated in 2002 amounted to US$ 1.256 billion, 27.3% higher than that recorded in 2001, of US$ 987 million. The level of cash flow permitted, with a room to spare, the payment of dividends in the form of interest on shareholders equity, and interest on debt, of US$ 602 million and US$ 188 million respectively.

EBITDA for 2002 amounted to US$ 1.789 billion, representing an increase of 1% on the EBITDA of US$ 1.772 billion reported in the previous year. EBITDA margin reached 43.5%.

In 2002, adjustments for non-cash items amounted to US$ 104 million and dividends received from non-consolidated companies amounted to US$ 91 million. In 2001, adjustments for non-cash items amounted to US$ 466 million and dividends received were US$ 41 million higher than in 2002, totalling US$ 132 million.

Back to Contents

8 US GAAP 2002

MRN, with US$ 32 million, Samarco, with US$ 17 million, CSI, with US$ 9 million, Valesul and GIIC, with US$ 6 million, were responsible for 77% of the dividends received by CVRD from its non consolidated affiliates.

The ferrous minerals business (iron ore, pellets, manganese and ferro-alloys) contributed with 80.7% of total EBITDA, logistics services with 9.4%, aluminum with 5.1%, non ferrous minerals (gold, potash and kaolin) with 3.9% and steel products with 0.9%.

EBITDA COMPOSITION
US$ million
2002
Net Operating Revenues	4,113
COGS	(2,253)
SG&A	(224)
Research and Development	(50)
Other Operational Expenses	(206)
Adjustment for Exceptional Non-Cash Items	104
Provision for Contingencies	54
Pension Funds	11
Gold Hedge	22
Write-off Assets	35
Others	(18)
EBIT	1,484
Depreciation. Depletion and Amortization	214
Dividends Received	91
EBITDA	1,789

EBITDA AND EBITDA MARGIN

	4Q 01	3Q 02	4Q 02	2001	2002
EBITDA (US$ million)	385	483	406	1,772	1,789
EBITDA Margin (%)	41.0	44.1	39.0	44.4	43.5

DEBT

As of December 31, 2002, CVRD's total debt amounted to US$ 3.331 billion, down US$ 604 million from the peak reached at the end of 1QO2, of US$ 3.935 billion. Relative to the position at the end of 2001, there was a slight increase of US$ 87 million.

Short-term debt amounted to US$ 965 million, representing 29% of the total, while long-term debt amounted to US$ 2.366 billion.

Cash holdings at the end of 2002 amounted to US$ 1.091 billion, slightly down from the position as of December 31, 2001, of US$ 1.117 billion. Thus, net debt at the end of December 2002 amounted to US$ 2.240 billion.

Total debt was equivalent to just 1.9 times EBITDA for the year and 23% of enterprise value as of December 31, 2002, which indicates a very comfortable level of gearing. EBITDA/interest coverage was 6.7 times despite the relatively high cost of debt for companies based in non-investment grade countries like Brazil.

Back to Contents

9 US GAAP 2002

DEBT INDICATORS
US$ million
	2001	2002
Gross Debt	3,244	3,331
Net Debt	2,127	2,240
Gross Debt / LTM EBITDA (x)	1.83	1.86
EBITDA / Interest Coverage (x)	7.32	6.65
Gross Debt / Total Assets (x)	0.26	0.23

Back to Contents

10 US GAAP 2002

FINANCIAL STATEMENT
US$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Gross Operating Revenues	978	1,133	1,081	4,077	4,272
Value Added Tax	(40)	(39)	(42)	(142)	(159)
Net Operating Revenues	938	1,094	1,039	3,935	4,113
Cost of Goods Sold	(557)	(550)	(572)	(2,272)	(2,253)
Gross Income	381	544	467	1,663	1,860
Gross Margin (%)	40.6	49.7	44.9	42.3	45.2
SG&A Expenses	(53)	(79)	(22)	(241)	(224)
R&D Expenses	(12)	(15)	(14)	(43)	(50)
Employee Profit Sharing Plan	(17)	(14)	(18)	(38)	(38)
Others	(44)	(82)	49	(379)	(119)
Operational Income	255	354	462	962	1,429
Financial Income	55	10	40	135	127
Financial Expenses	(95)	(173)	(23)	(335)	(375)
Foreign Exchange and Monetary Gain (loss)	317	(511)	246)	(426)	(580)
Gains on sales of investments	-	49	(49	784	-
Income Taxes - Current	5	-	(8)	46	(12)
Income Taxes - Deferred	170	148	(101)	172	161
Equity in Results of Affiliates and Joint Ventures	(41)	12	(32)	(49)	(28)
Change in Provisions for Losses on Equity Investments	41	(86)	67	(4)	(59)
Minority Interests	(5)	47	(33)	2	17
Net Income	702	(150)	569	1,287	680
Earnings per Share (US$)	1.82	(0.39)	1.48	3.34	1.77

BALANCE SHEET
US$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Assets
Current Assets	2,638	2,893	2,589	2,638	2,589
Long Term Assets	1,839	1,170	1,337	1,839	1,337
Permanent Assets	5,031	3,429	4,029	5,031	4,029
Total	9,508	7,492	7,955	9,508	7,955
Liabilities and Stockholders' Equity
Current Liabilities	1,921	1,602	1,508	1,921	1,508
Long Term Liabilities	2,947	3,282	3,160	2,947	3,160
Shareholders' Equity	4,640	2,608	3,287	4,640	3,287
Capital	2,709	2,944	2,944	2,709	2,944
Reserves	1,931	(336)	343	1,931	343
Total	9,508	7,492	7,955	9,508	7,955

Back to Contents

11 US GAAP 2002

CAPITAL EXPENDITURE IN 2002

CVRD's strong operational cash generation allows growth initiatives to be judged on their merits, free from the influence of short-term liquidity problems.

Investment realised in 2002 amounted to US$ 898.2 million. Discounting acquisitions this year, capital expenditure amounted to US$ 803.1 million.

The largest tranche of investment realised in 2002, US$ 435.1 million, was allocated to projects.

US$ 328 million was spent on the ferrous mining business, US$ 136.2 million of which was invested in projects. US$ 81.6 million was spent on the construction of the São Luiz pellet plant and its supporting infrastructure - the plant entering into service in the second half of the year. US$ 35.1 million was spent on expanding the transport capacity in the Northern System to increase the rate at which iron ore can be carried away from the mines. This included the construction of Pier III at the port of Ponta da Madeira and the construction and enlargement of the iron ore stockyards, in which US$ 18.4 million and US$ 14.8 million was invested, respectively.

The manganese and ferro-alloy companies carried out investment of approximately US$ 19.0 million, of which US$ 3.1 million was spent on converting the SIBRA III plant from producer of silicon based metals to a producer of manganese alloys.

US$68.4 million was allocated to logistics projects, US$ 28.3 million in the purchase of locomotives, and US$ 30.2 million in the enlargement of general cargo handling capacity in the Southern System.

US$ 75.8 million was invested in the development of the Sossego copper project, begun in April and which is expected to begin operations in the middle of 2004, marking CVRD’s into a new market. In June, CVRD acquired total control of Salobo Metais, part of the Salobo project, from Anglo American, for US$ 50.9 million.

In the aluminum area, US$ 63.9 million was spent in the second half of 2002 on expanding alumina production capacity from 1.6 million tons a year to 2.4 million tons. The works were completed in January 2003 and the plant is now operating, on an experimental basis, using the new capacity.

The project to expand capacity at the Taquari-Vassouras potash mine in the state of Sergipe, in 2002 required US$ 7.9 million. The new production capacity, of 850,000 tpa, is expected to come on stream towards the middle of 2005.

Construction of the hydroelectric plants involved investment of US$ 78.1 million. Most of this was spent on the plants at Aimorés (US$ 40.2 million) and Candonga (US$ 16.4 million) and the completion of Funil (US$ 17.2 million), which entered into service in December 2002. Candonga, which will have a capacity of 140 MW, and Aimorés, with 330 MW, are scheduled to enter into service at the end of 2003.

US$ 47.1 million was injected into Celmar, with the aim of paying off the capital and interest on a long-term loan and maintaining forestry plantation activity. The assets of Celmar are to be integrated with the project to produce pig iron in the North of Brazil.

Investments in maintenance and environmental protection amounted to US$ 238.1 million, most of which was spent on landfill and improving the areas around the iron ore mines and the Company’s logistics routes.

The Company invested US$ 32.1 million in mineral prospecting during the year, continuing its search for new deposits of copper, nickel, gold, platinum and zinc, among others. In addition to this, US$ 12.9

Back to Contents

12 US GAAP 2002

million was invested by the BNDES, under the Mineral Risks Contract agreement, which amounted to US$ 45.0 million in 2002.

A further US$ 14.2 million was invested in information technology and US$ 6.9 million in technological research.

CAPITAL EXPENDITURES* - 2002
By business area	US$ million	%	By category	US$ million	%
Ferrous Minerals	328.0	36.5%	Capital Injections	76.7	8.5%
Logistics	143.1	15.9%	Maintenance	238.1	26.5%
Non-Ferrous Minerals	150.1	16.7%	Projects	435.1	48.4%
Energy	81.8	9.1%	Mineral Exploration	32.1	3.6%
Aluminum	109.8	12.2%	Information Technology	14.2	1.6%
Others	85.5	9.5%	Technological Research	6.9	0.8%
			Acquisitions	95.1	10.6%
Total	898.2	100%	Total	898.2	100%

* Consolidated CAPEX according to US GAAP criteria.

Back to Contents

13 US GAAP 2002

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED
US$ million
HISPANOBRAS	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	998	686	1,139	3,608	3,567
Foreign Market	148	166	313	1,218	1,321
Domestic Market	850	520	826	2,390	2,246
Average Price (US$/ton)	31.12	32.07	25.80	31.42	29.77

Net Operating Revenues	31	24	31	113	110
Cost of Goods Sold	(25)	(20)	(29)	(92)	(94)
Financial Results	1	1	-	1	1
Net Earnings	2	4	1	10	10
Gross Margin (%)	19.4	16.7	6.5	18.6	14.5
EBITDA	4	5	1	20	16
EBITDA Margin (%)	12.9	20.8	3.2	17.7	14.5
NIBRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	1,371	1,842	2,116	6,993	7,215
Foreign Market	432	290	733	2,311	2,166
Domestic Market	939	1,552	1,333	4,682	5,049
Average Price (US$/ton)	27.90	25.96	28.52	29.80	28.64

Net Operating Revenues	38	52	61	208	210
Cost of Goods Sold	(34)	(47)	(52)	(180)	(185)
Financial Results	1	-	(1)	(1)	(3)
Net Earnings	(15)	2	3	(4)	7
Gross Margin (%)	10.5	9.6	14.8	13.5	11.9
EBITDA	(13)	6	9	26	27
EBITDA Margin (%)	(34.2)	11.5	14.8	12.5	12.9
Gross Debt (in US$ million)
- Short Term	2	2	2	2	2
- Long Term	4	2	1	4	1
Total	6	4	3	6	3
ITABRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	995	815	913	3,287	3,307
Foreign Market	700	572	431	2,247	2,180
Domestic Market	295	243	482	1,040	1,127
Average Price (US$/ton)	31.90	30.06	30.18	31.72	29.51

Net Operating Revenues	27	26	27	100	100
Cost of Goods Sold	(22)	(23)	(25)	(81)	(89)
Financial Results	(2)	5	(2)	1	6
Net Earnings	1	3	2	9	9
Gross Margin (%)	18.5	11.5	7.4	19.0	11.0
EBITDA	4	1	1	17	5
EBITDA Margin (%)	14.8	3.8	3.7	17.0	5.0
Gross Debt (in US$ million)
- Short Term	-	-	-	-	-
- Long Term	1	15	-	1	-
Total	1	15	-	1	-

Back to Contents

14 US GAAP 2002

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED
US$ million
KOBRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	1,068	850	1,316	4,184	4,034
Foreign Market	558	850	1,074	2,135	2,894
Domestic Market	510	-	242	2,049	1,140
Average Price (US$/ton)	31.20	29.47	29.97	30.93	30.09

Net Operating Revenues	33	25	41	128	121
Cost of Goods Sold	(27)	(21)	(30)	(101)	(97)
Financial Results	17	(46)	15	(27)	(61)
Net Earnings	(1)	(24)	7	(17)	(31)
Gross Margin (%)	18.2	16.0	26.8	21.1	19.8
EBITDA	(15)	5	10	28	25
EBITDA Margin (%)	(45.5)	20.0	24.4	21.9	20.7
Gross Debt (in US$ million)
- Short Term	-	-	-	-
- Long Term	129	147	114	129	114
Total	129	147	114	129	114
SAMARCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	2,571	3,871	3,834	11,201	14,442
Average Price (US$/ton)	29.55	27.93	29.22	29.70	28.60

Net Operating Revenues	81	100	108	328	392
Cost of Goods Sold	(43)	(46)	(41)	(163)	(184)
Financial Results	13	(52)	5	(90)	(90)
Net Earnings	60	(23)	63	36	56
Gross Margin (%)	46.9	54.0	62.0	50.3	53.1
EBITDA	58	53	74	172	216
EBITDA Margin (%)	71.6	53.0	68.5	52.4	55.1
Gross Debt (in US$ million)
- Short Term	171	169	142	171	142
- Long Term	110	76	66	110	66
Total	281	245	208	281	208
GIIC* (US$ thousand)	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	785	643	932	3,053	3,074
Foreign Market	785	643	932	3,053	3,074
Domestic Market	-	-	-	-
Average Price (US$/ton)	42.88	41.55	40.40	41.66	40.98

Net Operating Revenues	29,031	26,720	37,649	127,168	125,969
Cost of Goods Sold	(23,004)	(24,939)	(30,955)	(111,125)	(109,117)
Financial Results	129	(217)	(458)	1,449	(564)
Net Earnings	4,987	1,777	3,098	13,034	10,304
Gross Margin (%)	20.8	6.7	17.8	12.6	13.4
EBITDA	6,220	3,068	4,972	17,119	16,200
EBITDA Margin (%)	21.4	11.5	13.2	13.5	12.9

* financial indicators according to IASC (International Accounting Standards Committee)

Back to Contents

15 US GAAP 2002

ALUMINUM - SELECTED FINANCIAL INDICATORS - ADJUSTED AND NON AUDITED
US$ million
MRN	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	3,175	2,555	2,982	10,952	9,928
Foreign Market	992	740	601	3,413	2,616
Domestic Market	2,183	1,815	2,381	7,539	7,312
Average Price (US$/ton)	21.67	12.46	20.54	20.63	18.95

Net Operating Revenues	62	43	55	211	173
Cost of Goods Sold	(31)	(30)	(29)	(111)	(107)
Financial Results	(1)	-	-	(1)	(1)
Net Earnings	28	30	17	81	94
Gross Margin (%)	50.0	30.2	47.3	47.4	38.2
EBITDA	40	27	36	131	101
EBITDA Margin (%)	64.5	62.8	65.5	62.1	58.4
Gross Debt (in US$ million)
- Short Term	1	23	29	1	29
- Long Term	22	78	76	22	76
Total	23	101	105	23	105
ALBRAS	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	70	104	104	332	406
Foreign Market	66	101	100	317	393
Domestic Market	4	3	4	15	13
Average Price (US$/ton)	1,282.77	1,289.68	1,306.47	1,428.99	1,306.38

Net Operating Revenues	91	132	136	472	529
Cost of Goods Sold	(60)	(79)	(78)	(281)	(316)
Financial Results	86	(153)	56	(121)	(231)
Net Earnings	80	(73)	135	51	20
Gross Margin (%)	34.1	40.2	42.6	40.5	40.3
EBITDA	34	59	57	195	219
EBITDA Margin (%)	37.4	44.7	41.9	41.3	41.4
Gross Debt (in US$ million)
- Short Term	183	20	20	183	20
- Long Term	450	499	466	450	466
Total	633	519	486	633	486
VALESUL	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	16	19	27	76	90
Foreign Market	5	8	13	23	42
Domestic Market	11	11	14	53	48
Average Price (US$/ton)	1,757.16	1,654.96	1,618.98	1,880.19	1,661.77

Net Operating Revenues	26	30	40	129	139
Cost of Goods Sold	(19)	(20)	(27)	(91)	(99)
Financial Results	(1)	-	-	(4)	(1)
Net Earnings	3	6	10	19	25
Gross Margin (%)	26.9	33.3	32.5	29.5	28.8
EBITDA	6	9	14	36	38
EBITDA Margin (%)	23.1	30.0	35.0	27.9	27.3
Gross Debt (in US$ million)
- Short Term	1	1	1	1	1
- Long Term	2	1	1	2	1
Total	3	2	2	3	2

Back to Contents

16 US GAAP2002

“This press release may contain statements that express management’s expectations about future events or results rather than historical facts, These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements. and CVRD cannot give assurance that such statements will prove correct, These risks and uncertainties include factors: relating to the Brazilian economy and securities markets. which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry. which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates, For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements. please see CVRD’s reports filed with the Comissão de Valores Mobiliários and the U,S, Securities and Exchange,”

Back to Contents

Press Release 2002 COMPANHIA VALE DO RIO DOCE PERFORMANCE IN 2002

The financial and operational information contained in this press release, except otherwise indicated, was calculated in accordance with Brazilian generally accepted accounting principles (Brazilian GAAP). As will be specifically indicated during the text, the information either refers to the financial statements of the Parent Company or to Consolidated financial statements. In the case of the consolidated financial statements, in accordance with Brazilian GAAP, those companies have been consolidated in which CVRD either has effective control or shared control defined by a shareholders agreement. Where a given company is effectively controlled by CVRD, consolidation is carried out on a 100% basis and the difference between this value and that represented CVRD’s stake in the subsidiary is discounted at the minority interest line. CVRD’s main subsidiaries are: Ferteco, Aluvale, Alunorte, Sibra, CPFL, RDME and Itaco. Where the control of companies is shared, consolidation is carried out in proportion to the stake that CVRD holds in each company. The main companies in which CVRD has shared control are: Albras, MRN, Valesul, Caemi, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and FCA.

Rio de Janeiro, February 26, 2003 – Companhia Vale do Rio Doce (CVRD) recorded a net profit of R$ 2.043 billion in 2002, the third largest in the company's history, equivalent to earnings of R$ 5.32 per share. This occurred despite the fall in the prices of iron ore and pellets and the strong negative impact of exchange rate devaluation on the Company's debt.

The 52.3% appreciation of the US dollar against the Real between the end of December 2001 and the end of December 2002 had an unfavourable impact on net earnings. Exchange rate volatility caused losses of R$ 2.431 billion due to the existence of net liabilities denominated in US dollars (net debt minus assets abroad).

In 2001, the Company reported a net profit of R$ 3.051 billion. If we were to discount the capital gains from the sale of assets, which are of a non-recurring nature, net earnings in 2002 (pro forma basis) would have been R$ 1.932 billion compared to R$ 1.280 billion in 2001.

Earnings distribution, paid out in the form of interest on equity, amounted to R$ 1.807 billion, the equivalent of R$ 4.985 per share - R$ 2.305 being paid on 30 April and R$ 2.68 on 10 December. The dividend yield, as measured in US dollars, amounted to 6.8%.

In 2002, prices in global equity markets fell for the third year running. The performance of CVRD’s shares, however, was very good. For example, those brazilian workers who acquired CVRD common shares using their FGTS deposits at the public offering carried out in March 2002, obtained a capital gain of 89.1% in just nine months. The total shareholder return (TSR), which incorporates the effects of share price variation and dividends distributed, amounted to 24.2%, as measured

Back to Contents

2 BR GAAP 2002

in US dollars. In the period 1998/2002 TSR amounted to 14.2% a year, also based in US dollars.

The excellent return granted to the shareholders results from the positive evaluation of the long term strategy, advances in corporate governance practices and profitable organic growth opportunities chosen by the Company. In 2002, CVRD reached all time records in sales volumes, revenues and cash generation.

Consolidated gross revenues amounted to a record level of R$ 15.267 billion in 2002, 38.6% higher than that reported in the previous year of R$ 11.015 billion. Various new sales records were set in 2002: in the area of iron ore and pellets, general cargo transportation, potash and alumina.

Consolidated sales of iron ore and pellets by volume set a new record of 163.916 million tons, up 11.5% in relation to 2001. General cargo transportation (products other than iron ore and pellets) on the Vitoria to Minas Railroad (EFVM), Carajás Railroad (EFC) and Centro-Atlântica Railroad (FCA) increased 8.8% during 2002 to 23.126 billion net ton kilometres (ntk), compared to 21.257 billion in 2001. Sales of potash amounted to 731,000 tons, 45.3% higher than in 2001. Sales of alumina produced by Alunorte, the alumina refinery controlled by CVRD, amounted to 1.640 million tons compared to 1.595 million tons a year earlier.

The Company’s consolidated exports amounted to US$ 3.173 billion in 2002. Net exports (exports minus imports) amounted to US$ 2.824 billion, the equivalent to 21.3% of Brazil's trade surplus in 2002. CVRD was again the company that most contributed to the reduction in the Brazil’s external financing requirements.

Consolidated cash generation, as measured by EBITDA (earnings before interest, taxation, depreciation and amortization), amounted to R$ 6.857 billion, 33.7% higher than the figure recorded in the previous year of R$ 5.128 billion, setting a new record. The high EBITDA / net revenue ratio of 46.7%, reveals CVRD's excellent ability to convert revenues into operating profit. The ability to obtain high margins is very important for a mining company, whose business is very capital intensive, in order to generate rates of return sufficient to properly remunerate the cost of its investments.

Gross revenues for the Parent Company amounted to R$ 8.570 billion, and increase of 29.5% compared to the previous year’s figure of R$ 6.617 billion. Those products responsible for most of this increase were: iron ore, pellets and potash. EBITDA amounted to R$ 4.050 billion in 2002, an increase of 24.5% in relation to the previous year.

The Parent Company carried out investment of approximately US$ 748 million in 2002, the largest tranche, US$ 371.1 million being spent on projects, principally in non-ferrous mining areas (copper and potash) and ferrous mining. The year 2002 saw the inauguration of the São Luís pellet plant at the port of Ponta da Madeira, in the state of Maranhão, which has a production capacity of 6 million tons a year. The commercial operation of this plant began in the second half of the year. The Funil hydroelectric plant, located in the state of Minas Gerais, in which CVRD holds a 51% stake, entered into service at the end of 2002. Funil has an installed capacity of 180 MW. In the period 1998/2002, the Parent Company carried out investments of US$ 4.696 billion.

In the fourth quarter of 2002 (4Q02) net earnings by the Parent Company amounted to R$ 1.541 billion, reverting the loss on the 3Q02. EBITDA of the Parent Company in 4Q02 amounted to R$ 1.253 billion, up 4.0% in relation to the previous quarter, and 55.8% higher than in the same period in 2001.

For 2002, we estimate that the seaborne trade market of iron ore will have set a new record of approximately 475 million tons, an increase of around 5.6% in relation to 2001. For 2003 it is predicted that global seaborne trade demand for iron ore will amount to approximately 500 million tons. Iron ore mining companies may encounter restrictions in catering to this demand, both in terms of production capacity, as well as in logistics terms. CVRD is operating at full capacity, and only modest expansion is predicted in its shipment levels, due to the ramping up of production at the São Luís pellet plant.

Back to Contents

3 BR GAAP 2002

Due to the phase of economic development that is taking place in China, the country's influence on the minerals and metals markets - particularly that of iron ore, steel, alumina, aluminum and copper - is out of proportion to its relative importance in global GDP terms. The extraordinary expansion in its rate of steel consumption and the need to substitute the use of domestic iron ore with the imported variety, is likely to mean that China will continue to contribute significantly to the growth in demand for iron ore.

RELEVANT EVENTS IN 4Q02

Public Offering for the Shares of Companhia Paulista de Ferro Ligas

On 26 November 2002 an auction was held on BOVESPA for the repurchase of shares in Companhia Paulista de Ferro Ligas (CPFL), a producer of ferro-alloys controlled by CVRD. 80% of the shares in circulation were acquired, which corresponds to 4.94% of the total capital of CPFL. The amount involved in the operation was R$ 7,896,117.09. The delisting of CPFL was authorized by CVM (Brazilian securities and exchange commission) in December 2002.

ISO 14001

In November 2002, the iron ore mines at Itabira received ISO 14001 certification for their Environmental Quality Control System. With this, all CVRD's main operations now hold the ISO 14001 certificate.

Strategic moves in the steel industry

CVRD, together with Arcelor, made a joint proposal for the acquisition of Acesita’s stake in Companhia Siderúrgica de Tubarão (CST). This transaction involves an agreement which allows the sale of CVRD's stake in CST from 2007. At the same time, the agreement guarantees approval by CST’s controlling shareholders, for a project to construct a third blast furnace. Therefore, the temporarily increase in stake that CVRD holds in CST has, in counterpart, achieved greater liquidity in terms of its shareholding and a significant increase in its sales of iron ore and pellets to this company from 2006, which is consistent with CVRD’s strategy of focusing on its core mining businesses.

Logistics Joint Venture

CVRD has formed a partnership with Mitsui, a global Japanese player in logistics markets, for the development of an inter-modal transport business. Mitsui will contribute technology and know-how in the area of container warehousing management and the creation of a feeder service - the loading of containers for international maritime shipping.

Dividends

Under the established Dividend Policy, on January 30, 2003 the Company's Executive Board presented to the Board of Directors a proposal for the payment of dividends and/or interest on equity to its shareholders, of the minimum amount of US$ 400 million, which corresponds to US$ 1.04 per share, to be made in two equal tranches, on April 30 and October 31, 2003, respectively.

Acquisition of Rana

In February 2003, CVRD acquired full control of Elkem Rana, located in the industrial park of Mo i Rana, in Norway, for approximately US$ 17.6 million. The company, whose name will be changed to Rio Doce Manganese Norway, has a plant which produced ferro chrome alloys up to June 2002. In 2003 it will start to produce manganese ferro alloys, allowing CVRD to expand its ferro-alloy activities in Continental Europe, where its subsidiary Rio Doce Manganese Europe already operates a manganese-alloy producing plant in Dunkirk, France.

Back to Contents

4 BR GAAP 2002

CONSOLIDATED RESULTS FOR 2002

Sales: volumes, revenues and margins

CVRD's consolidated sales of iron ore and pellets reached a new record of 163.916 million tons in 2002, an increase of 11.5% over the previous year. This figure comprises the volumes sold by CVRD, the pellet joint ventures (Nibrasco, Itabraso, Kobrasco and Hispanobras), Urucum Mineração, Ferteco, Samarco, GIIC, MBR and QCM, eliminating inter-company transactions.

Sales of iron ore of 135.187 million tons in 2002 were up 12%, while pellet sales of 28.729 million tons were up 9.4%.

SALES VOLUME - CONSOLIDATED
thousand tons
	2001	2002
Iron Ore	120,708	135,187
Pellets	26,261	28,729
Manganese	913	665
Ferro Alloys	268	539
Gold (oz)	508.472	331.479
Potash	503	731
Kaolin	317	451
Railroad Transportation	56,649	76,323
Port Services	22,571	27,288

Due to the closure of the Igarapé Bahia mine at the end of June 2002, sales of gold dropped from 508.472 troy ounces in 2001 to 331.479 troy ounces in 2002. Currently, CVRD is only producing gold at the Fazenda Brasileiro mine, expected to reach exhaustion in 2004, when gold production begins as a byproduct of copper production in Carajás.

Potash sales for the year summed 731,000 tons, a 45.3% increased when compared to 2001. The level reached in sales volume is the highest ever achieved since the start-up of operations at Taquari-Vassouras mine.

In aluminum business, Albrás and Valesul, which operated below nominal capacity in 2001 due to energy rationing, reached full capacity in 2002. Albras and Valesul sales of aluminum reached 406,300 tons and 90,100 tons respectively. MRN sold 9.928 million tons of bauxite, down 9.3% in relation to 2001, due to lower demand in the first half, and as well as interference from expansion works in the second half of the year. Alunorte sales reached 1.640 million tons of alumina in 2002, compared to 1.595 million tons in 2001.

The railroads controlled by CVRD, EFVM, EFC and FCA, transported 23.126 billion net ton kilometres (ntk) of general cargo for third party customers, an increase of 8.8% compared to 2001. The transportation of agricultural products was a more dynamic segment, principally influenced by the transportation of soybeans and the integrated operation FCA-EFVM-Tubarão Port Complex.

Back to Contents

5 BR GAAP 2002

GENERAL CARGO RAILROAD TRANSPORTATION - CONSOLIDATED
million ntk
	4Q 01	3Q 02	4Q 02	2001	2002
EFVM	2,791	3,049	2,968	11,081	11,561
EFC	423	841	819	1,819	3,172
FCA	1,993	2,247	2,069	8,357	8,393
Total	5,207	6,137	5,856	21,257	23,126

Net consolidated revenues amounted to R$ 15.267 billion in 2002, 38.6% higher than that generated in 2001, of R$ 11.015 billion. About 86% of gross revenues originated from Brazil, while the remaining 14%, R$ 2.073 billion, was produced by subsidiaries and joint ventures abroad. Gross revenue denominated in foreign currency amounted to 87% of total revenues.

SELECTED FINANCIAL INDICATORS - CONSOLIDATED
R$ million
	2001	2002
Gross Operating Revenues	11,015	15,267
Gross Margin (%)	47.2	47.9
Net Income	3,051	2,043
Net Income per Share (R$)	7.95	5.32
EBITDA	5,128	6,857
EBITDA Margin (%)	48.5	46.7
Operating Cash Flow	4,330	7,534
ROE (%)	25.9	16.0
Gross Debt (US $ million)	4,212	4,162
Net Debt (US $ million)	3,002	2,953
Exports (US$ million)	3,297	3,173

Gross sales margin amounted to 47.9%, higher than the figure achieved in 2001 of 47.2%. This increase can be explained, in large part, by the impact of exchange rate devaluation on dollar-denominated revenues, while the Company’s costs are predominantly in Reais.

Revenues from the sale of iron ore and pellets totalled R$ 8.728 billion in 2002, 57.2% of total gross revenue, up 47.5% in relation to 2001.

Revenue from logistics services, of R$ 1.435 billion, accounted for 9.4% of total revenues, down 3.7% in relation to last year. This fall was due to two main factors: (a) the acquisition of iron ore mining companies, former clients of EFVM; (b) the reduction in the amount of bulk maritime transport carried out by Docenave, which reduced its fleet from 10 to 5 dry bulk carriers, pursuant to strategic guidelines. This drop was only partially compensated for by the rise in general cargo transportation sales. However, organisational restructuring, the integration of transport assets, the launching of new services and the repressed demand for logistics, should all ensure rapid growth in revenues from this business.

Fuel consumption by CVRD’s railroads, as measured by litre per gross ton kilometre (gtk), was down by approximately 6%. This implies a drop in consumption of around 20 million litres of fuel, contributing directly to a reduction in operating costs, as well as helping to preserve the environment.

Gross revenues from the aluminum business increased substantially, from R$ 1.118 billion in 2001 to R$ 1.767 billion in 2002, significantly influenced by the depreciation in the Real and increase in sales volume, seeing that there was a 6% drop in the average price of primary aluminum on the London Metal

Back to Contents

6 BR GAAP 2002

Exchange (LME). Revenues from aluminum business increased 58.1% compared to 2001, and accounted for 11.6% of the Company's total gross revenue.

GROSS REVENUES - CONSOLIDATED
R$ million
	2001	%	2002	%
Iron Ore and Pellets	5,919	53.7	8,728	57.2
Iron Ore	4,193	38.1	5,987	39.2
Pellets	1,726	15.7	2,741	18.0
Transportation	1,490	13.5	1,435	9.4
Railroads	1,233	11.2	1,101	7.2
Ports	257	2.3	334	2.2
Aluminum	1,118	10.1	1,767	11.6
Steel Products	1,147	10.4	1,713	11.2
Manganese and Ferro-Alloys	628	5.7	845	5.5
Gold	331	3.0	280	1.8
Potash	166	1.5	272	1.8
Kaolin	83	0.8	179	1.2
Others	133	1.2	48	0.3
Total	11,015	100.0	15,267	100.0

Variation in net earnings - Consolidated financial statements

The Company obtained a net profit of R$ 2.043 billion for the year, 33% lower than that obtained in 2001 of R$ 3.051 billion. Although CVRD’s operating profit was significantly better – up 60.0% when comparing 2002 with 2001, a number of non-operational factors contributed to lower the Company results.

2001 saw a result from discontinued operations of R$ 1.771 billion, determined basically by the capital gain from sale of the Company’s stakes in CSN, Bahia Sul and Cenibra, while in 2002 this figure was only R$ 111 million, which resulted from the sale of the assets of Florestas Rio Doce. If we were to disregard the capital gains in both years, which are of a non-recurring nature, net earnings in 2002 (in apro formabasis) would have been R$ 1.932 billion compared to R$ 1.280 billion in 2001.

In addition to this, in 2002 a negative impact to the net profit was caused by the effect of the depreciation of the Real against the dollar on CVRD's debt, which for the most part (around 95%) is denominated in foreign currency. Monetary variation expenses increased by R$ 1.287 billion, totalling R$ 2.431 billion in 2002, compared to R$ 1.144 billion in 2001. The equity income result was also strongly impacted by the effect of exchange rate volatility on the debt of subsidiaries and affiliates, down by R$ 174 million, dropping from a negative R$ 299 million in 2001 to a negative R$ 473 million in 2002.

The cost of goods sold (COGS) also saw an increase, rising from R$ 5,584 billion in 2001 to R$ 7,646 billion in 2002. This rise of 36.9% is explained by the growth in volume sold, by the rise in the number of companies being consolidated (Ferteco was consolidated in May 2001, Alunorte became effectively controlled by CVRD since June 2002, and Caemi), by the increase in depreciation as a result of the enlargement of the Company's asset base through acquisitions, by the goodwill amortization associated with the purchase of Samitri (R$ 98 million) and by an increase in maintenance expenses.

Back to Contents

7 BR GAAP 2002

COST OF GOODS SOLD - CONSOLIDATED
R$ million
	2001	%	2002	%
Personnel	852	15.3%	973	12.7%
Materials	757	13.6%	1,053	13.8%
Fuel	616	11.0%	850	11.1%
Electrical Energy	451	8.1%	567	7.4%
Outsourced Services	809	14.5%	1,078	14.1%
Acquisition of Products	697	12.5%	1,401	18.3%
Depreciation and Depletion	813	14.6%	909	11.9%
Goodwill Amortization	38	0.7%	101	1.3%
Others	551	9.9%	714	9.3%
Total	5,584	100.0%	7,646	100.0%

On the other hand, the substantial increase of R$ 4.104 billion in net revenues - from R$ 10.574 billion in 2001 to R$ 14.678 billion in 2002 - and R$ 375 million in tax credits, contributed positively for 2002 results.

Operating expenses increased by 6.6%, up from R$ 1.783 billion in 2001 to R$ 1.901 billion in 2002. Part of this increase was due to higher sales expenses (up R$ 59 million), higher volume sold, and higher administrative expenses (up R$ 59 million), due to the increase in the size of the workforce and the consolidation of the other companies. A provision of R$ 147 million was made for the closure of the Fazenda Brasileiro gold mine in 2004, previously expected for 2009.

Financial expenses were negatively impacted by losses of R$ 272 million with derivatives operations. These operations are constituted as a hedge against volatility in interest rates and commodity prices - gold and aluminum. On the other hand, there was a partial reversion of the provision made in the 3Q02 due to the obligation granted to VALIA - CVRD’s pension fund - of a return of 6% per year plus IGP-DI on the value of CSN shares transferred to the pension fund in March 2001. The reversion of R$ 134 million was made given that CSN shares traded at the BOVESPA, closed the year at R$ 51.06, very close to the price set in the contract, of R$ 51.14 per share at that date. As a result, R$ 5 million were left provisioned.

Cash flow

EBITDA generated in 2002 amounted to R$ 6.857 billion, an increase of R$ 1.729 billion on the previous year. The main driver behind this expansion was the growth in net operating revenues of R$ 4.104 billion, partially offset by the increase in COGS, of R$ 2.062 billion, and the rise in sales and administrative expenses of R$ 118 million.

Ferrous mineral business (iron ore, pellets, manganese and ferro alloys) accounted for 73.3% of consolidated EBITDA, with R$ 5.029 billion. Aluminum business contributed with 11.5%, steel added 6,1%, and non-ferrous minerals (gold, potash and kaolin) 3.3%.

Indebtedness

CVRD’s consolidated debt amounted to US$ 4.162 billion as at 31 December 2002, which represented a decrease of 1.2% in relation to the previous year, while net debt of US$ 2.953 billion showed a drop of 1.6% in relation to 2001. Net consolidated debt at the end of 2002 was equal to 1.5 times EBITDA for the year.

Back to Contents

8 BR GAAP 2002

FINANCIAL STATEMENT - CONSOLIDATED
R$ million
	2001	2002
Gross Operating Revenues	11,015	15,267
Value Added Tax	(441)	(589)
Net Operating Revenues	10,574	14,678
Cost of Goods Sold	(5,584)	(7,646)
Gross Income	4,990	7,032
Gross Margin (%)	47.2	47.9
Operating Expenses	(1,783)	(1,901)
Selling	(169)	(228)
General & Administrative	(622)	(681)
Research and Development	(101)	(148)
Others	(891)	(844)
Financial Expenses	(965)	(1,392)
Financial Revenues	181	343
Monetary Variation	(1,143)	(2,432)
Result of Investment Participation	(299)	(473)
Equity Income	102	42
Goodwill Amortization	(437)	(523)
Others	36	8
Operating Income	981	1,177
Discontinued Operations	1,771	111
Income Taxes	259	634
Net Income Before Minority Interest	3,011	1,922
Minority Interest	40	121
Net Income	3,051	2,043

BALANCE SHEET - CONSOLIDATED
R$ million
	2001	2002
Assets
Current Assets	7,206	10,878
Long Term Assets	2,824	3,333
Permanent Assets	16,346	19,255
Total	26,376	33,466
Liabilities and Stockholders' Equity
Current Liabilities	5,306	6,793
Long Term Liabilities	9,137	13,576
Others	166	346
Shareholders' Equity	11,767	12,751
Capital	4,000	5,000
Reserves	7,767	7,751
Total	26,376	33,466

Back to Contents

9 BR GAAP 2002

RESULT OF THE PARENT COMPANY IN 4Q02

Gross revenues recorded in 4Q02 by the Parent Company reached a record level of R$ 2.786 billion, 19.1% higher than in the previous quarter and 54% higher than in the same period a year earlier. The breakdown by product was as follows: iron ore 63%, pellets 20%, logistics 12%, potash 3% and gold 2%.

Gross margin amounted to 52.1%, slightly lower than that recorded in 3Q02 of 54.5% and higher than the figure of 47.5% registered in 4Q01. The drop in relation to the previous quarter was due principally to the rise in the cost of materials (R$ 104 million) and the purchase of iron ore and pellets (R$ 130 million). As a result of the strong increase in demand for iron ore and pellets, CVRD intensified its purchase of these products from third parties, specially from subsidiaries and joint ventures, to cater to its clients needs. Thus, the amount of iron ore and pellets purchase increased from 4.664 million tons in 3Q02 to 6.724 million tons in 4Q02.

Net earnings by the Parent Company in 4Q02 amounted to R$ 1.541 billion, reversing the loss of R$ 216 million reported in the previous quarter.

The principal determining factor behind this improvement in earnings seen in 4Q02 was monetary variation, which contributed a positive R$ 2.748 billion. This amount was partially offset by increased income tax provisions of R$ 1.383 billion.

The equity income result was strongly boosted by the good performance from the aluminum companies, which generated earnings of R$ 459 million for CVRD. On the other hand, due to the appreciation of the Real against the US dollar observed in the final quarter of the year, foreign subsidiaries registered a financial loss of R$ 205 million in the period.

SELECTED FINANCIAL INDICATORS – PARENT COMPANY
R$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Gross Operating Revenues	1,809	2,340	2,786	6,617	8,570
Gross Margin (%)	47.5	54.5	52.1	48.3	49.8
Net Income	639	(216)	1,541	3,051	2,043
EBITDA	804	1,205	1,253	3,254	4,050
EBITDA Margin (%)	46.1	53.3	46.9	51.0	49.2
ROE annualized (%)	25.9	6.0	16.0	25.9	16.0

SALES VOLUMES - PARENT COMPANY
thousand tons
	4Q 01	3Q 02	4Q 02	2001	2002
Iron Ore	29,983	32,667	34,557	114,563	129,893
Pellets	3,832	4,257	4,867	15,385	16,449
Gold (Kg)	4,390	1,976	1,264	15,815	10,310
Potash	95	223	203	503	731
Railroad Transportation	13,640	14,755	15,218	60,371	58,143
Port Services	6,564	7,007	7,634	31,718	27,165

Back to Contents

10 BR GAAP 2002

IRON ORE AND PELLETS SALES - PARENT COMPANY
million tons
FOREIGN MARKET	4Q 01	3Q 02	4Q 02	2001	%	2002	%
ASIA
China	3.4	4.2	3.9	14.9	11.5	17.5	11.9
South Korea	1.3	2.0	1.9	6.0	4.6	7.1	4.9
Philippines	0.5	0.7	0.8	1.2	0.9	2.6	1.8
Japan	4.4	4.0	4.3	17.1	13.2	16.3	11.1
Taiwan	0.6	0.5	0.8	2.2	1.7	2.1	1.4
Others	0.6	-	-	1.1	0.8	-	-
Total	10.8	11.4	11.7	42.5	32.7	45.6	31.1
EUROPE
Germany	2.9	3.6	4.3	10.1	7.8	14.7	10.0
Spain	1.0	0.7	0.7	2.9	2.2	2.9	2.0
France	1.1	1.4	1.6	3.9	3.0	5.8	4.0
Italy	1.4	0.8	1.2	5.1	3.9	5.2	3.6
United Kingdom	0.5	0.8	0.4	1.6	1.2	2.3	1.5
Others	3.4	3.6	3.7	10.8	8.3	13.4	9.1
Total	10.3	10.9	11.9	34.4	26.5	44.3	30.2
AMERICAS
Argentina	0.5	0.6	0.7	1.9	1.5	2.3	1.5
United States	0.6	1.2	0.7	2.9	2.2	3.8	2.6
Others	0.2	0.7	0.9	1.5	1.2	2.4	1.7
Total	1.3	2.5	2.3	6.3	4.8	8.5	5.8
AFRICA/MIDDLE EAST /
AUSTRALASIA
Bahrain	0.3	0.6	0.5	1.7	1.3	2.4	1.7
Others	1.4	1.2	1.6	5.1	3.9	4.3	3.0
Total	1.7	1.8	2.1	6.8	5.2	6.8	4.6
TOTAL	24.1	26.6	28.0	90.0	69.3	105.1	71.8

DOMESTIC MARKET
Steel Mills	5.3	5.3	6.2	20.2	15.6	22.3	15.3
Affiliated Pelletizing Companies	4.4	5,0	5.2	19.7	15.2	18.9	13.0
Total	9.7	10.3	11.4	39.9	30.7	41.2	28.2
TOTAL	33.8	36.9	39.4	129.9	100.0	146.3	100.0

ORIGIN	4Q 01	3Q 02	4Q 02	2001	%	2002	%

NORTHERN SYSTEM	13.5	14.1	14.2	50.8	39.1	53.0	36.3
SOUTHERN SYSTEM	20.3	22.8	25.2	79.1	60.9	93.3	63.7
TOTAL	33.8	36.9	39.4	129.9	100.0	146.3	100.0

Back to Contents

11 BR GAAP 2002

GROSS REVENUES BY PRODUCT – PARENT COMPANY
R$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Iron Ore	1,071	1,452	1,764	3,819	5,322
Gold	99	63	48	331	280
Railroads	210	240	248	835	880
Ports	60	73	80	232	262
Potash	34	81	90	166	271
Others	30	9	9	87	50
Total	1,809	2,340	2,786	6,617	8,570

GROSS REVENUES BY DESTINATION – PARENT COMPANY
R$ million
	4Q 01	3Q 02	4T02	2001	%	2002	%
External Market
Latin America	39	101	115	190	2.86%	327	3.82%
United States	141	118	84	498	7.53%	376	4.39%
Europe	412	584	701	1334	20.16%	2197	25.64%
Middle East	122	124	235	396	5.98%	515	6.01%
Japan	166	183	214	593	8.96%	671	7.83%
China	128	199	252	553	8.34%	796	9.29%
Ásia, except Japan and China	112	147	186	376	5.68%	499	5.82%
Domestic Market	689	884	999	2677	40.49%	3189	37.21%
Total	1,809	2,340	2,786	6,617	100.00%	8,570	100.00%

COST OF GOODS SOLD - PARENT COMPANY
R$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Personnel	127	135	123	456	514
Materials	116	134	271	442	602
Fuel	94	110	111	327	392
Electrical Energy	29	33	31	100	121
Outsourced Services	137	143	132	417	553
Acquisition of Products	195	258	388	822	1,039
Depreciation and Depletion	154	155	142	513	634
Others	64	59	84	223	278
Total	916	1,027	1,282	3,300	4,133

Back to Contents

12 BR GAAP 2002

RESULTS OF EQUITY INVESTMENTS - BY BUSINESS AREA - PARENT COMPANY
R$ million
Business Area	4Q 01	3Q 02	4Q 02	2001	2002
Ferrous Minerals
Iron Ore and Pellets	4	791	(143)	279	1,331
Manganese and Ferro-Alloys	16	77	91	4	230
Non-Ferrous Minerals	47	(52)	24	(140)	(64)
Logistics	(31)	(153)	(98)	(334	(384)
Participation
Steel	(84)	133	120	160	302
Pulp & Paper / Fertilizers	(117)	2	(23)	(105)	(16)
Aluminum	239	(321)	459	170	76
Others	(14)	5	(18)	3	(22)
Total	60	482	412	37	1,453

In 4Q02, CVRD obtained EBITDA of R$ 1.253 billion, an increase of R$ 449 million compared to 4Q01 and R$ 48 million higher than the previous quarter.

This EBITDA increase was driven by the growth in net revenue of R$ 413 million, partially offset by the following increases: (a) COGS (R$ 253 million); (b) other operating expenses (R$ 115 million) because of a provision of R$ 147 million for the closure of the Fazenda Brasileiro gold mine, expected for the end of 2004; (c) sales expenses (R$ 35 million) due to the increase in volume sold; (d) depreciation and amortization (R$ 24 million) as a result of the expansion of the Company's asset base.

EBITDA margin for the quarter, of 46.9%, was also lower than that recorded in 3Q02 of 53.3%, driven by the exchange rate depreciation of 17.8%.

During 2002, gross revenue for the Parent Company amounted to R$ 8.570 billion, up 29.5% compared to 2001. This increase was driven by the appreciation of the dollar against the real – 85% of CVRD’s revenues are dollar denominated – and higher sales of iron ore, pellets and potash.

EBITDA accumulated during 2002 amounted to R$ 4.050 billion, up 24.5% in relation to 2001. EBITDA margin for the year was 49.2% compared to 51.0% in 2001. Ferrous mineral business accounted for 85.2% of cash generation, logistics for 9.2% and non ferrous minerals for 3.7%. The remaining proceeds were generated by dividends received.

CVRD’s Parent Company gross debt reached US$ 2.982 billion at the end of December 2002, slightly lower than the total amount registered in December 2001.

Back to Contents

13 BR GAAP 2002

FINANCIAL STATEMENT - PARENT COMPANY
R$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Gross Operating Revenues	1,809	2,340	2,786	6,617	8,570
Value Added Tax	(64)	(81)	(114)	(232)	(333)
Net Operating Revenues	1,745	2,259	2,672	6,385	8,237
Cost of Goods Sold	(916)	(1,028)	(1,281)	(3,300)	(4,133)
Gross Income	829	1,231	1,391	3,085	4,104
Gross Margin (%)	47.5	54.5	52.1	48.3	49.8
Result of Investment Participation	60	482	412	37	1,453
Equity Income	150	962	474	708	2,346
Goodwill Amortization	(89)	(108)	(194)	(437)	(472)
Provision for Losses	(1)	(377)	135	(245)	(424)
Others	-	5	(3)	11	3
Operating Expenses	(380)	(312)	(362)	(1,078)	(1,089)
Selling	(33)	(44)	(79)	(118)	(186)
General & Administrative	(123)	(91)	(98)	(339)	(374)
Research and Development	(30)	(47)	(48)	(101)	(147)
Others	(194)	(130)	(137)	(520)	(382)
Financial Results	358	(2,613)	598	(1,121)	(3,226)
Financial Expenses	(122)	(495)	(42)	(619)	(858)
Financial Revenues	13	4	14	97	102
Monetary Variation	467	(2,122)	626	(599)	(2,470)
Operating Income	867	(1,212)	2,039	923	1,242
Discontinued Operations	-	111	-	1,771	111
Income Taxes	(228)	885	(498)	357	690
Net Income	639	(216)	1,541	3,051	2,043
Net Income per Share (R$)	1.66	(0.56)	4.01	7.95	5.32

BALANCE SHEET - PARENT COMPANY
R$ million
	4Q 01	3Q 02	4Q 02	2001	2002
Assets
Current Assets	3,990	6,412	4,346	3,990	4,346
Long Term Assets	2,491	3,425	3,861	2,491	3,861
Permanent Assets	15,928	17,997	18,627	15,928	18,627
Total	22,409	27,834	26,834	22,409	26,834
Liabilities and Stockholders' Equity
Current Liabilities	3,623	5,199	4,218	3,623	4,218
Long Term Liabilities	7,019	11,396	9,865	7,019	9,865
Shareholders' Equity	11,767	11,239	12,751	11,767	12,751
Capital	4,000	5,000	5,000	4,000	5,000
Reserves	7,767	6,240	7,751	7,767	7,751
Total	22,409	27,834	26,834	22,409	26,834

Back to Contents

14 BR GAAP 2002

CAPITAL EXPENDITURE IN 2002 – PARENT COMPANY

CVRD's strong operational cash generation allows growth initiatives to be judged on their merits, free from the influence of short-term liquidity problems.

Investment realised by the Parent Company in 2002 amounted to US$ 748 million. Discounting acquisitions in that year and those in 2001, capital expenditure amounted to US$ 697.1 million compared to US$ 625.7 million in 2001.

The largest tranche of investment realised in 2002, US$ 371.1 million, was allocated to projects.

US$ 287.5 million was spent on the ferrous mining business, US$ 136.2 million of which was invested in projects. US$ 81.6 million was spent on the construction of the São Luís pellet plant and its supporting infrastructure - the plant entering into service in the second half of the year. US$ 35.1 million was spent on expanding the transport capacity in the Northern System. This included the construction of Pier III at the port of Ponta da Madeira and the construction and enlargement of the iron ore stockyards, in which US$ 18.4 million and US$ 14.8 million was invested, respectively.

US$68.4 million was allocated to logistics projects, US$ 28.3 million in the purchase of locomotives, and US$ 30.2 million in the enlargement of general cargo handling capacity in the Southern System.

US$ 75.8 million was invested in the development of the Sossego copper project, begun in April and which is expected to begin operations in the middle of 2004, marking CVRD’s into a new market. In June, CVRD acquired total control of Salobo Metais, owner of the Salobo project, from Anglo American, for US$ 50.9 million.

The project to expand capacity at the Taquari-Vassouras potash mine in the state of Sergipe, in 2002 required US$ 7.9 million. The new production capacity, of 850,000 tpy, is expected to come on stream towards the middle of 2005.

Construction of the hydroelectric power plants involved investment of US$ 78.1 million. Most of this was spent on the plants at Aimorés (US$ 40.2 million) and Candonga (US$ 16.4 million) and the completion of Funil (US$ 17.2 million), which entered into service in December 2002. Candonga, which will have a capacity of 140 MW, and Aimorés, with 330 MW, are scheduled to enter into service at the end of 2003.

US$ 47.1 million was injected into Celmar, with the aim of paying off the capital and interest on a long-term loan and maintaining forestry plantation activity. The assets of Celmar are to be integrated with the project to produce pig iron in the North of Brazil.

Investments in maintenance and environmental protection amounted to US$ 196.1 million, most of which was spent on landfill and improving the areas around the iron ore mines and the Company’s logistics routes.

The Company invested US$ 32.1 million in mineral prospecting during the year, continuing its search for new deposits of copper, nickel, gold, platinum and zinc, among others. In addition to this, US$ 12.9 million was invested by the BNDES, under the Mineral Risks Contract agreement, which amounted to US$ 45.0 million in 2002.

A further US$ 14.2 million was invested in information technology and US$ 6.9 million in technological research.

Back to Contents

15 BR GAAP 2002

CAPITAL EXPENDITURES 2002 - PARENT COMPANY
By business area	US$ million	%	By category	US$ million	%
Ferrous minerals	287.5	38.4%	Capital injections	76.7	10.3%
Logistics	143.1	19.1%	Maintenance	196.1	26.2%
Non-ferrous minerals	150.1	20.1%	Projects	371.1	49.6%
Energy	81.8	10.9%	Mineral exploration	32.1	4.3%
Others	85.5	11.5%	Information technology	14.2	1.9%
			Technological research	6.9	0.9%
			Acquisitions	50.9	6.8%
Total	748.0	100.0	Total	748.0	100.0%

Back to Contents

16 BR GAAP 2002

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED
R$ million
HISPANOBRAS	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	998	686	1,139	3,608	3,567
Foreign Market	148	166	313	1,218	1,321
Domestic Market	850	520	826	2,390	2,246
Average Price (US$/ton)	31.12	32.07	25.80	31.42	29.77

Net Operating Revenues	79	67	126	269	320
Cost of Goods Sold	(64)	(57)	(106)	(223)	(276)
Financial Results	(5)	8	(3)	2	11
Net Earnings	4	10	8	25	25
Gross Margin (%)	19.0	14.9	15.9	17.1	13.8
EBITDA	14	13	21	54	51
EBITDA Margin (%)	17.7	19.4	16.7	20.1	15.9
NIBRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	1,371	1,842	2,116	6,993	7,215
Foreign Market	432	290	783	2,311	2,166
Domestic Market	871	1,552	1,333	4,682	5,049
Average Price (US$/ton)	27.90	25.96	28.52	29.80	28.64

Net Operating Revenues	99	162	220	482	617
Cost of Goods Sold	(88)	(148)	(190)	(423)	(553)
Financial Results	0	(2)	1	(7)	(8)
Net Earnings	7	4	14	(14)	19
Gross Margin (%)	11.1	8.6	13.6	12.2	10.4
EBITDA	17	19	32	68	81
EBITDA Margin (%)	17.2	11.7	14.5	14.1	13.1
Gross Debt (in US$ million)
- Short Term	2	2	2	2	2
- Long Term	4	2	1	4	1
Total	6	5	3	6	3
ITABRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	995	815	913	3,287	3,307
Foreign Market	700	572	431	2,247	2,180
Domestic Market	295	243	482	1,040	1,127
Average Price (US$/ton)	31.90	30.06	30.18	31.72	29.51

Net Operating Revenues	80	80	94	246	290
Cost of Goods Sold	(60)	(67)	(89)	(203)	(259)
Financial Results	(6)	13	(5)	1	17
Net Earnings	4	13	6	28	27
Gross Margin (%)	25.0	16.3	5.3	17.5	10.7
EBITDA	16	10	9	39	31
EBITDA Margin (%)	20.0	12.5	9.6	15.9	10.7
Gross Debt (in US$ million)
- Short Term	1	15	-	-	-
- Long Term	-	-	-	-	-
Total	1	15	-	-	-

Back to Contents

17 BR GAAP 2002

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED
R$ million
KOBRASCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	1,068	850	1,316	4,184	4,034
Foreign Market	558	850	1,074	2,135	2,894
Domestic Market	510	-	242	2,049	1,140
Average Price (US$/ton)	31.20	29.47	29.97	30.93	30.09

Net Operating Revenues	85	74	143	307	354
Cost of Goods Sold	(67)	(60)	(112)	(238)	(289)
Financial Results	41	(147)	45	(67)	(184)
Net Earnings	53	(92)	18	(38)	(121)
Gross Margin (%)	21.2	18.9	21.7	22.5	18.4
EBITDA	19	14	38	75	76
EBITDA Margin (%)	22.4	18.9	26.6	24.4	21.5
Gross Debt (in US$ million)
- Short Term	-	-	-	-	-
- Long Term	129	147	114	129	114
Total	129	147	114	129	114
SAMARCO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	2,571	3,871	3,834	11,201	14,442
Average Price (US$/ton)	29.55	27.93	29.22	29.70	28.60

Net Operating Revenues	208	311	398	764	1,161
Cost of Goods Sold	(103)	(138)	(144)	(353)	(506)
Financial Results	51	(162)	27	(157)	(246)
Net Earnings	117	(73)	235	106	200
Gross Margin (%)	50.5	55.6	63.8	53.8	56.4
EBITDA	91	155	273	370	636
EBITDA Margin (%)	43.8	49.8	68.6	48.4	54.8
Gross Debt (in US$ million)
- Short Term	171	170	141	171	141
- Long Term	110	76	67	110	67
Total	281	246	208	281	208
FERTECO	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	4,352	5,620	4,630	12,916	18,286
Foreign Market	3,653	3,335	2,788	11,164	12,027
Domestic Market	699	2,285	1,842	1,752	6,259
Average Price (US$/ton)	16.83	14.60	16.72	16.11	16.39

Net Operating Revenues	201	302	293	544	918
Cost of Goods Sold	(183)	(187)	(141)	(372)	(525)
Financial Results	45	(59)	7	(63)	(101)
Net Earnings	50	24	50	47	94
Gross Margin (%)	9.0	38.1	51.9	31.6	42.8
EBITDA	5	104	128	117	347
EBITDA Margin (%)	2.5	34.4	43.7	21.5	37.8
Gross Debt (in US$ million)
- Short Term	53	52	23	53	23
- Long Term	96	74	82	96	82
Total	149	126	105	149	105

Back to Contents

18 BR GAAP 2002

IRON ORE AND PELLETS – FINANCIAL INDICATORS – NON AUDITED
thousand US$
GIIC*	4Q 01	3Q 02	4Q 02	2002	2001
Sales (thousand tons)	785	643	932	3,053	3,074
Foreign Market	785	643	932	3,053	3,074
Domestic Market	-	-	-	-	-
Average Price (US$/ton)	42.88	41.55	40.40	41.66	40.98

Net Operating Revenues	29,031	26,720	37,649	127,168	125,969
Cost of Goods Sold	(23,004)	(24,939)	(30,955)	(111,125)	(109,117)
Net Financial Results	129	(217)	(458)	1,449	(564)
Net Earnings	4,987	1,777	3,098	13,034	10,304
Gross Margin (%)	20.8	6.7	17.8	12.6	13.4
EBITDA	6,220	3,068	4,972	17,119	16,200
EBITDA Margin (%)	21.4	11.5	13.2	13.5	12.9
* Financial indicators according to IASC (International Accounting Standards Committee)
ITACO	4Q 01	3Q 02	4Q 02	2002	2001
Sales (thousand tons)
Iron Ore	14,254	16,805	16,437	64,158	48,028
Pellets	1,727	2,267	3,206	9,786	8,270
Manganese	342	206	217	919	1,245
Bauxite	283	398	180	1,125	862
Alumina	57	-	109	248	169
Aluminum	32	49	51	196	153

Net Operating Revenues	381,037	419,677	437,590	1,721,114	1,458,434
Cost of Goods Sold	(342,010)	(394,946)	(420,586)	(1,597,437)	(1,333,644)
Equity Income	19,833	(71,381)	12,555	(88,719)	53,101
Net Income	81,692	(125,966)	27,708	(110,942)	648,696
EBITDA	26,799	(10,974)	19,595	78,947	657,216

Back to Contents

19 BR GAAP 2002

MANGANESE AND FERRO-ALLOYS - FINANCIAL INDICATORS – NON AUDITED
R$ million
SIBRA*	4Q 01	3Q 02	4Q 02	2001	2002
Sales – Ferro-alloys (thousand tons)	91	52	41	220	327
Foreign Market	10	33	20	99	160
Domestic Market	81	19	21	121	167
Average Price (US$/ton)	314.01	402.46	442.47	541.77	453.43

Sales - Manganese (thousand tons)	314	275	308	1,165	1.026
Foreign Market	288	181	200	1,093	828
Domestic Market	26	94	108	72	198
Average Price (US$/ton)	49.38	46.81	32.14	47.35	46.86

Net Operating Revenues	104	99	99	387	523
Cost of Goods Sold	(64)	(60)	(53)	(241)	(307)
Financial Results	(14)	8	(31)	(20)	(26)
Net Earnings	49	46	(20)	69	82
Gross Margin (%)	38.5	39.4	46.5	37.7	41.3
EBITDA	53	33	25	123	155
EBITDA Margin (%)	51.0	33.3	25.3	31.8	29.6
Gross Debt (in US$ million)
- Short Term	25	20	29	32	36
- Long Term	24	19	22	27	22
Total	49	39	51	59	58
* Consolidated annual figures and parent company quarterly figures.
CPFL	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	56	55	38	155	167
Foreign Market	13	34	18	65	82
Domestic Market	43	21	20	90	85
Average Price (US$/ton)	338.37	469.53	479.37	507,35	502.49

Net Operating Revenues	42	74	59	171	219
Cost of Goods Sold	(27)	(46)	(38)	(119)	(145)
Financial Results	3	6	(2)	4	6
Net Earnings	9	17	(4)	22	33
Gross Margin (%)	35.7	37.8	35.6	30,4	33.8
EBITDA	5	20	7	26	48
EBITDA Margin (%)	11.9	27.0	11.9	15.2	21.9
Gross Debt (in US$ million)
- Short Term	8	4	4	8	4
- Long Term	4	4	4	4	4
Total	12	8	8	12	8

Back to Contents

20 BR GAAP 2002

ALUMINUM - - FINANCIAL INDICATORS – NON AUDITED
R$ million
MRN	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	3,175	2,555	2,982	10,952	9,928
Foreign Market	992	740	601	3,413	2,616
Domestic Market	2,183	1,815	2,381	7,539	7,312
Average Price (US$/ton)	21.67	12.46	20.54	20.63	18.95

Net Operating Revenues	154	146	204	504	539
Cost of Goods Sold	(65)	(73)	(78)	(222)	(251)
Financial Results	(4)	(74)	102	(8)	(6)
Net Earnings	100	(7)	217	244	242
Gross Margin (%)	57.8	50.0	61.8	56.0	53.4
EBITDA	99	87	138	318	330
EBITDA Margin (%)	64.3	59.6	67.6	63.1	61.2
Gross Debt (in US$ million)
- Short Term	1	23	29	1	29
- Long Term	22	78	76	22	76
Total	23	101	105	23	105
ALUNORTE	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	405	348	407	1,540	1,592
Foreign Market	232	115	208	819	720
Domestic Market	173	233	199	721	872
Average Price (US$/ton)	167.23	170.13	161.79	185.51	164.56

Net Operating Revenues	172	196	250	687	785
Cost of Goods Sold	(140)	(131)	(174)	(498)	(576)
Financial Results	126	(374)	114	(204)	(470)
Net Earnings	139	(307)	256	(49)	(183)
Gross Margin (%)	18.6	33.2	30.4	27.5	26.6
EBITDA	37	74	82	217	239
EBITDA Margin (%)	21.5	37.8	32.8	31.6	30.4
Gross Debt (in US$ million)
- Short Term	46	-	-	46	-
- Long Term	425	473	481	425	481
Total	471	473	481	471	481
ALBRAS	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	70	104	104	332	406
Foreign Market	66	101	100	317	393
Domestic Market	4	3	4	15	13
Average Price (US$/ton)	1,282.77	1,289.68	1,306.47	1,428.99	1,306.38

Net Operating Revenues	232	414	490	1,095	1,544
Cost of Goods Sold	(147)	(249)	(288)	(646)	(931)
Financial Results	222	(505)	176	(263)	(673)
Net Earnings	220	(322)	466	32	33
Gross Margin (%)	36.6	39.9	41.2	41.0	39.7
EBITDA	90	160	219	438	636
EBITDA Margin (%)	38.8	38.6	44.7	40.0	41.2
Gross Debt (in US$ million)
- Short Term	183	20	20	183	20
- Long Term	450	499	466	450	466
Total	633	519	486	633	486

Back to Contents

21 BR GAAP 2002

ALUMINUM - - FINANCIAL INDICATORS – NON AUDITED
R$ million
VALESUL	4Q 01	3Q 02	4Q 02	2001	2002
Sales (thousand tons)	16	19	27	76	90
Foreign Market	5	8	13	23	42
Domestic Market	11	11	14	53	48
Average Price (US$/ton)	1,757.16	1,654.96	1,618.98	1,880.19	1,661.77

Net Operating Revenues	67	94	146	303	410
Cost of Goods Sold	(50)	(62)	(87)	(214)	(284)
Financial Results	(1)	(1)	(2)	(9)	(3)
Net Earnings	7	20	38	43	79
Gross Margin (%)	25.4	34.0	40.4	29.4	30.7
EBITDA	14	28	49	82	114
EBITDA Margin (%)	20.9	29.8	33.6	27.1	27.8
Gross Debt (in US$ million)
- Short Term	1	1	1	1	1
- Long Term	2	0	1	2	1
Total	3	1	2	3	2

Back to Contents

22 BR GAAP 2002

EQUITY INCOME - PARENT COMPANY
R$ million
COMPANY/PARTICIPATION	%	4Q 01	3Q 02	4Q 02	2001	2002
DOCENAVE	100.00	-29	56	-3	-44	104
ALUVALE	94.74	222	-182	338	138	85
FLORESTAS	99.85	2	2	-3	10	4
RDE (own operations)	99.80	-55	1024	-266	172	1012
ITACO	99.99	-133	47	86	272	691
RDI	100.00	-1	3	0	1	3
URUCUM	100.00	-5	5	2	7	28
TERM.VILA VELHA	99.89	1	3	0	6	3
NORPEL	99.90	1	0	-2	0	0
M.ANDIRÁ (SOSSEGO)	99.50	0	0	-1	-1	-1
SAMITRI	100.00	0	0	0	1	0
VALEPONTOCOM	100.00	0	0	0	0	-16
SIBRA	99.27	51	47	-19	71	84
ZAGAIA (FERTECO)	100.00	50	44	29	-60	121
BELÉM	99.99	9	-1	3	9	2
MSE	99.99	0	1	-1	0	1
KSG	99.99	1	-1	0	1	0
CELMAR	100.00	-56	0	0	-56	0
BRASAMERICAN LIMITED	99.70	-2	15	-5	-2	18
BRASILUX	100.00	-2	8	-11	-2	17

Total from SUBSIDIARIES		54	1071	147	523	2156

MSG	51.00	0	3	-1	6	5
CST	22.85	27	-11	89	14	46
NIBRASCO	51.00	2	2	7	-7	10
FOSFÉRTIL	11.12	8	10	11	14	26
HISPANOBRAS	50.89	2	5	4	13	13
ITABRASCO	50.90	2	6	4	14	14
NOVA ERA SILICON	49.00	2	0	0	3	1
USIMINAS	11.46	-2	-83	95	1	-13
KOBRASCO	50.00	7	0	0	-19	-7
FERROBAN	3.75	-11	-1	0	-21	-5
CSN	0.00	0	0	0	108	0
SAMARCO	50.00	59	-36	117	59	100
BAOVALE	50.00	0	-4	1	0	0
Total from AFFILIATES		96	-109	327	185	190

Total from EQUITY INCOME		150	962	474	708	2346

Back to Contents

23 BR GAAP 2002

COMPANY/PARTICIPATION	%	4Q 01	3Q 02	4Q 02	2001	2002
PROVISION FOR LOSSES
VALEPONTOCOM	100.00	-18	-7	-8	-18	-15
KOBRASCO	50.00	19	-46	8	0	-54
CIA.FERROV.NORDESTE	32.40	0	-3	-3	-33	-10
DOCEPAR	100.00	0	-6	-8	20	-78
FCA	45.65	11	-105	-6	-97	-137
PARÁ PIGMENTOS	75.50	46	-53	26	-58	-62
CELMAR	100.00	-59	0	-20	-59	-20
MRS	17.26	0	-33	34	0	-32
FERROBAN	3.75	0	4	0	0	0
ALBRAS	51.00	0	-107	107	0	0
SEPETIBA TECON	50.00	0	-21	5	0	-16
Total from PROVISION FOR LOSSES		-1	-377	135	-245	-424

GOODWILL AMORTIZATION
FCA	45.65	-9	-37	-123	-147	-209
GIIC (GULF)	50.00	0	0	0	-60	0
PARÁ PIGMENTOS	75.50	0	0	0	-83	0
RDME	100.00	-9	0	0	-9	0
CPFL	98.83	-3	0	-1	-3	-3
SIBRA	99.27	-19	-20	-20	-78	-78
MINERAÇÃO MATO GROSSO	100.00	0	0	0	-2	0
USIMINAS	11.46	-49	0	0	-55	0
CAEMI	16.86	0	-12	-13	0	-52
BELÉM	99.99	0	-2	-2	0	-9
MRS	17.26	0	-3	0	0	-17
FERTECO	100.00	0	-34	-35	0	-104
Total from GOODWILL AMORTIZATION		-89	-108	-194	-437	-472
Gain on assets disposal and dividends		0	5	-3	11	3
Total		60	482	412	37	1453

EQUITY PARTICIPATION ON DOCENAVE	%	4Q 01	3Q 02	4Q 02	2001	2002
NAVEDOCE/Seamar	100.00	-12	-3	1	2	-4
Own operations	100.00	55	-83	45	-107	-57
NAVEDOCE/Seamar (G/L Foreign Exchange)	100.00	-73	142	-49	60	165
Total Docenave		-30	56	-3	-45	104

EQUITY PARTICIPATION ON ALUVALE	%	4Q 01	3Q 02	4Q 02	2001	2002
ALUNORTE	57.03	65	-154	124	-23	-89
MRN	40.00	40	-3	87	98	97
ALBRAS	51.00	112	-164	234	16	14
VALESUL	54.51	4	11	20	24	43
Equity on Alunorte		1	3	0	1	6
Own operations		12	7	-1	30	18
Total Aluvale		234	-300	464	146	89

Back to Contents

24 BR GAAP 2002

EQUITY PARTICIPATION ON ITACO US$ million	%	4Q 01	3Q 02	4Q 02	2001	2002
CSI	50.00	0	6	5	-5	17
Rio Doce Pascha	-	0	0	0	1	0
RDL	100.00	1	4	-5	5	4
RDME	100.00	4	2	5	-1	8
CSN Aceros	62.50	-1	-5	0	-1	-5
Caemi	16.86		7	-20	0	-9
Gain from sale of SIBRA		0	0	32	0	32
Aluvale	5.26	5	-4	7	3	1
GIIC (GULF)	50.00	2	0	2	6	5
CVRD Overseas	100.00	11	9	2	44	41
Quadrem	9.00	-2	0	-5	-2	-5
Own operations		35	-33	12	85	19
G/L Exchange		-89	-27	6	-18	88
Total Itaco		-34	-41	41	117	196

EQUITY PARTICIPATION ON FERTECO	%	4Q 01	3Q 02	4Q 02	2001	2002
Own operations	100.00	42	45	28	-55	121
MRS	10.89	8	-20	22	-5	-19
Goodwill from MRS		0		0	0	-8
Total Ferteco		50	25	50	-60	94

“This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Comissão de Valores Mobiliários and the U.S. Securities and Exchange.”

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: February 27, 2003

	By:	/s/	Fabio de Oliveira Barbosa
- - - - - - - - - - - - - - - - - -
Fabio de Oliveira Barbosa Chief Financial Officer